UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
PRESS RELEASE	Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

ARCADIS RESULTS FULL YEAR 2007

AUDIO WEBCAST CONFERENCE CALL

Scheduled for

Monday March 3, 2008

9:00 AM EDT

8:00 AM CDT

7:00 AM MDT

6:00 AM PDT

3:00 PM CET

ARCADIS (Euronext: ARCAD) intends to release its full year 2007 results on Monday, March 3, 2008. In conjunction with this release, ARCADIS will conduct an audio webcast of the analyst meeting/conference call. Harrie Noy, Chief Executive Officer, Ben van der Klift, Chief Financial Officer and Joost Slooten, Director Investor Relations, will provide more insight into the FY 2007 results and will provide an update on market developments and strategy.

Listeners can access the event through a link in the investor relations section of ARCADIS’ website at http://www.arcadis-global.com/investors. Please allow 15 minutes prior to the event to visit the website to download and install any necessary audio software. An archived edition of the webcast will be available on the ARCADIS website for one year.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over  €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 29, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer